Writer's Direct Dial: +44 (0) 207 614-2237

E-Mail: ssperber@cgsh.com

February 13, 2009

BY EDGAR Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission 450 Fifth Street, N.W., Stop 4-5 Washington, D.C. 20549 United States

Re:	GlaxoSmithKline plc Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2007 (File No. 1-15170)

Dear Mr. Rosenberg:

On October 9, 2008, November 6, 2008 and November 19, 2008, the staff (the “Staff”) of the Securities and Exchange Commission participated in conference calls that were attended by representatives of GlaxoSmithKline plc (the “Company”), PricewaterhouseCoopers LLP, the Company’s independent auditors, and Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel to the Company. During these conference calls, the Company’s responses to comment one of the Staff’s comment letter dated June 26, 2008 and comment one of the Staff’s comment letter dated August 13, 2008, both of which pertained to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 1-15170) (the “2007 Annual Report”), were discussed, and the Staff provided certain related comments on the 2007 Annual Report.

On December 16, 2008, the Company responded by electronic mail to the Staff’s comments that were relayed orally during these conference calls. Included in the filing being made hereby on the Company’s behalf please find this electronic correspondence (including the related attachments) substantially as submitted to the Staff on that date.

Mr. Jim B. Rosenberg, p. 2

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at +44 207 614 2237, my colleague Gerald Neugebauer at +44 207 614 2303 or my colleague Aimée Schultz at +44 207 614 2375.

Yours sincerely,

/s/ Sebastian R. Sperber

Sebastian R. Sperber

cc:	Mr. Todd Hardiman, Securities and Exchange Commission
Mr. Gus Rodriguez, Securities and Exchange Commission
Ms. Mary Mast, Securities and Exchange Commission
Mr. Julian S. Heslop, GlaxoSmithKline plc
Mr. Tom Quinn, PricewaterhouseCoopers LLP
Mr. Andy Kemp, PricewaterhouseCoopers LLP
Mr. Gerald Neugebauer, Cleary Gottlieb Steen & Hamilton LLP
Ms. Aimée Schultz, Cleary Gottlieb Steen & Hamilton LLP

[Email Text]

16 December 2008

To:	Gus Rodriguez
cc:	Chris J. Buckley Sebastian R. Sperber Aimée Schultz
From:	Gerald P. Neugebauer
Subject:	GlaxoSmithKline plc

Gus,

As we discussed, we are attaching for discussion purposes the following in response to the Staff's request that GlaxoSmithKline plc ("GSK") propose revised disclosure regarding its income statement presentation for inclusion in future annual reports on Form 20-F:

•

Attachment A: Attachment A contains an explanation of the adoption of GSK's income statement presentation. GSK proposes including in the "Financial Review" section of its annual report (which describes its operating results) a description of its income statement presentation that is substantively similar to the explanation set forth in Attachment A.

•

Attachment B: Attachment B contains a description of GSK's income statement presentation. GSK proposes including in note 1 ("Presentation of the financial statements") to its financial statements a paragraph substantially similar to the one set forth in Attachment B.

•

Attachment C: Attachment C contains a draft of note 7 ("Major restructuring programmes") to GSK's financial statements. GSK proposes that note 7 to its financial statements be substantially similar to the draft set forth in Attachment C.

All other descriptions of GSK's income statement presentation would be revised, as appropriate, to be consistent with the language included in the attachments.

[Deleted paragraph regarding procedural aspects of the submission.]

We look forward to trying to schedule a call for next Monday.

Kind regards,

Jerry

___________________________________________________________

Gerald P. Neugebauer

Cleary Gottlieb Steen & Hamilton LLP

City Place House, 55 Basinghall Street

London EC2V 5EH, England

t: +44 20 7614 2303 | f: +44 20 7600 1698

www.clearygottlieb.com | gneugebauer@cgsh.com

[Attachment A]	Draft — 16 December 2008

Explanation of how the income statement presentation has been adopted

GSK continuously undertakes activities to streamline processes and eliminate unnecessary costs both in its existing business and new businesses following their acquisition. The costs of these activities are included within the appropriate cost categories in the income statement and, where part of an individually significant restructuring programme that has a significant impact on GSK’s operating results, separately identified.

In October 2007 GSK announced a significant new £1.5 billion Operational Excellence restructuring programme, which is distinct from other continuous restructuring-type activities in terms of its breadth and scale. Following the commencement of this significant restructuring programme, GSK adopted an income statement presentation that identifies in a separate column the costs incurred as a direct result of the restructuring activities undertaken thereunder together with the costs incurred as a result of other individually significant restructuring programmes related to, and following, substantial business acquisitions where the operations of the acquired business overlap extensively with GSK’s existing operations. These costs principally arise from asset impairments and the termination of the employment contracts of staff made redundant as part of the restructuring activities. GSK has adopted this presentation in order to show clearly its results both before and after the costs of these significant restructuring programmes and therefore to aid a full understanding of the Group’s financial performance. The results before the costs of these significant restructuring programmes are described as “business performance” results.

The Operational Excellence programme will cover all areas of the business, including manufacturing, selling, R&D and infrastructure. The programme, which is estimated to cost approximately £1.5 billion, is expected to be substantially complete and deliver annual pre-tax savings of approximately £700 million by the end of 2010.

The overall structure and outline plan of the Operational Excellence programme was approved by the Board in October 2007. Pursuant to this plan, GSK established controls to ensure that only appropriate restructuring activities are included and reflected within the Operational Excellence programme. For example, GSK’s CEO and CFO must give final approval for the inclusion of restructuring activities in the Operational Excellence programme, and GSK’s Audit Committee monitors the progress of the programme and reviews the amounts charged to it on a quarterly basis.

Costs incurred as a direct result of individually significant restructuring programmes related to, and following, substantial business acquisitions are also identified and reported within the major restructuring column in the income statement. Such costs are identified and reported separately where GSK acquires a business whose operations overlap extensively with GSK’s existing operations and where GSK’s management determines, in compliance with the same control process established under the Operational Excellence programme, that the resulting restructuring costs are expected to be significant. The acquisition of Reliant Pharmaceuticals in December 2007 is the only acquisition during the two years ended 31 December 2008 where the costs of the related restructuring programme have been included within the major restructuring column. The total restructuring costs incurred as a result of this acquisition were approximately [£32 million], all of which have been charged in 2008.

Only the costs incurred as a direct result of the two individually significant restructuring programmes described above are reported in the major restructuring column in the income statement. GSK continues to report the costs of all other restructuring-type activities in operating expenses within “business performance” results.

[Attachment B]	Draft — 16 December 2008

Income statement presentation

Where restructuring activities and related costs are part of an individually significant restructuring programme that has a significant impact on GSK’s operating results, their impact is separately identified. In October 2007 GSK announced a significant new £1.5 billion Operational Excellence restructuring programme, which is distinct from other continuous restructuring-type activities in terms of its breadth and scale. Following the commencement of this significant restructuring programme, GSK adopted an income statement presentation that identifies in a separate column the costs incurred as a direct result of the restructuring activities undertaken thereunder together with the costs incurred as a result of other individually significant restructuring programmes related to, and following, substantial business acquisitions where the operations of the acquired business overlap extensively with GSK’s existing operations. The results before the costs of these significant restructuring programmes are described as “business performance” results.

[Attachment C]	Draft — 16 December 2008

7 Major restructuring programmes

In October 2007 GSK announced a significant new Operational Excellence programme to improve the effectiveness and productivity of its operations. Total costs for implementation of the new programme are expected to be approximately £1.5 billion, to be incurred over the period from 2007 to 2010. The programme is expected to deliver total annual pre-tax savings of up to £700 million by 2010, with savings realised across the business. Costs incurred in 2008 under the Operational Excellence programme have arisen in the following areas:

•	the commencement of the closure of a number of manufacturing sites, including [ ], giving rise to both asset write-downs and staff reductions;
•	the adoption of more customised sales approaches in both developed and emerging markets, leading to staff reductions in a number of sales forces, particularly in the USA, and
•	cost saving projects in R&D, focused primarily on the simplification and streamlining of support infrastructure.

In addition, costs were incurred during the year under the restructuring programme related to the integration of the Reliant Pharmaceuticals, Inc. business in the USA, following its acquisition in December 2007.

The analysis of the costs incurred under these programmes in 2008 and 2007 is as follows:

2008	Asset impairment £m	Staff reductions £m	Other costs £m	Total £m
Cost of sales
Selling, general and administration
Research and development
Effect on profit before taxation
Effect on taxation
Effect on earnings

2007		Asset impairment £m	Staff reductions £m	Total £m
Cost of sales
Selling, general and administration
Research and development
Effect on profit before taxation
Effect on taxation
Effect on earnings

Other costs in 2008 include [the termination of long-term supply contracts, site clearance and the recognition of foreign exchange gains and losses following the liquidation of subsidiaries] arising under the restructuring programmes outlined above.

These restructuring costs are reported in the major restructuring column of the Income statement on page •. There were no costs related to major restructuring programmes in 2006.